UNITED STATES

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                         Collins & Aikman Corporation
                              ------------------
                               (Name of Issuer)

                    Common Stock, par value $.01 per share
                        (Title of Class of Securities)
                              ------------------
                                  194830 10 5
                              ------------------
                                (CUSIP Number)

                               Neil P. Simpkins
                     Blackstone Management Associates L.P.
                                345 Park Avenue
                           New York, New York 10154
                           Tel. No.: (212) 583-5807


           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                March 15, 2002
                              ------------------
            (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box [ ]

CUSIP NO. 194830 10 5          SCHEDULE 13D                 Page 2 of 10 Pages

--------- ---------------------------------------------------------------------
   1.     NAME OR REPORTING PERSON
          S.S. or  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                Blackstone Capital Partners L.P.
                13-3443784
--------- ---------------------------------------------------------------------

   2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                       (b) [x]
--------- ---------------------------------------------------------------------

   3.     SEC USE ONLY

--------- ---------------------------------------------------------------------

   4.     SOURCE OF FUNDS

                N/A
--------- ---------------------------------------------------------------------

   5.     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)

                                                                          [ ]
--------- --------------------------------------------------------------------

   6.     CITIZENSHIP OR PLACE OF ORGANIZATION:

          Delaware
--------- ---------------------------------------------------------------------

     NUMBER OF        7.    SOLE VOTING POWER
      SHARES
   BENEFICIALLY                   12,182,071
     OWNED BY
       EACH           8.    SHARED VOTING POWER
     REPORTING
      PERSON
       WITH           9.    SHARED DISPOSITIVE POWER

                                  12,182,071

                      10.   SHARED DISPOSITIVE POWER


-------------------- ------ ---------------------------------------------------
  11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                12,182,071
--------- ---------------------------------------------------------------------
  12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


                                                                        [ ]
-------- ----------------------------------------------------------------------
  13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                7.3%
--------- ---------------------------------------------------------------------
  14.     TYPE OF REPORTING PERSON

                PN
--------- ---------------------------------------------------------------------

CUSIP NO. 194830 10 5          SCHEDULE 13D                 Page 3 of 10 Pages
--------- ---------------------------------------------------------------------

   1.     NAME OR REPORTING PERSON
          S.S. or  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                Blackstone Management Associates L.P.
                13-3611261
--------- ---------------------------------------------------------------------
   2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)[ ]
                                                                        (b)[x]
--------- ---------------------------------------------------------------------
   3.     SEC USE ONLY

--------- ---------------------------------------------------------------------
   4.     SOURCE OF FUNDS

                N/A
--------- ---------------------------------------------------------------------
   5.     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)


                                                                          [ ]
--------- ---------------------------------------------------------------------
   6.     CITIZENSHIP OR PLACE OF ORGANIZATION:

          Delaware
--------- ---------------------------------------------------------------------

     NUMBER OF        7.    SOLE VOTING POWER
      SHARES
   BENEFICIALLY                   12,182,071
     OWNED BY
       EACH           8.    SHARED VOTING POWER
     REPORTING
      PERSON          9.    SOLE DISPOSITIVE POWER
       WITH                      12,182,071

                      10.   SHARED DISPOSITIVE POWER


-------------------- ------ ---------------------------------------------------

  11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                12,182,071
--------- ---------------------------------------------------------------------

  12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


                                                                          [ ]
--------- ---------------------------------------------------------------------

  13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                7.3%
--------- ---------------------------------------------------------------------

  14.     TYPE OF REPORTING PERSON

                PN
--------- ---------------------------------------------------------------------

                                                          Page 4 of 10 Pages

     This Statement on Schedule 13D with respect to the shares (the "Shares") of common stock, par value $0.01 per share (the "Common Stock"), of Collins & Aikman Corporation (the "Issuer") supersedes, with respect to Blackstone Capital Partners L.P. ("BCP") and Blackstone Management Associates L.P. ("BMA"), the statement on Schedule 13D with respect to shares of Common Stock of the Issuer jointly filed by BCP, BMA, Wasserstein Perella Partners, L.P. ("WPP") and Wasserstein Perella Management Partners, Inc., which was converted to a Delaware limited partnership as of January 2, 2001 and whose name was changed on such date to Wasserstein Management Partners, LP ("WMP"), on July 26, 1994 and amended and restated by Amendment 1 to the Schedule 13D filed on January 25, 2001 by BCP, BMA, Wasserstein/C&A Holdings, L.L.C. ("WC&A"), WPP, WMP, Cypress Management Partners, LLC ("CMP"), Cypress Capital Assets, LP ("CCA"), Cypress Capital Advisors, LLC ("CCAD") and Bruce Wasserstein ("BW"; together with BCP, BMA, WC&A, WPP, WMP, CMP, CCA, CCAD and BW, the "Prior Reporting Persons"), and further amended by Amendment 2 to the Schedule 13D filed by the Prior Reporting Persons on February 26, 2001 (such Statement on
Schedule 13D, as so amended and restated and further amended, the "Prior
Schedule 13D").

ITEM 1   SECURITY AND ISSUER

     This Statement on Schedule 13D is being jointly filed by BCP and BMA (together, the "Reporting Persons").

     This Statement relates to the Common Stock, par value $0.01 per share, of the Issuer. The Issuer's principal executive offices are located at 5755 New King Court, Troy, Michigan 48098.

ITEM 2   IDENTITY AND BACKGROUND

Blackstone Management Associates L.P.

     BMA is a Delaware limited partnership with its principal executive offices located at 345 Park Avenue, 31st floor, New York, New York
10154. At present, the business of BMA consists of performing the function of, and serving as, the general partner of certain limited partnerships, including Blackstone Advisory Directors Partnership L.P. ("BADP"), a Delaware limited partnership which owns certain of the Shares. BMA is under common control with Blackstone Family Investment Partnership I L.P. ("BFIP"), which owns certain of the Shares.

Blackstone Capital Partners L.P.

     BCP is a Delaware limited partnership with its principal executive offices located at 345 Park Avenue, 31st floor, New York, New York 10154. BCP was formed for the purpose of, among other things, (1) committing capital to facilitate corporate restructurings, leveraged buyouts, bridge financings and other investments and (2) capitalizing affiliates which will engage in investment and merchant banking activities. The general partner of BCP is BMA. BCP indirectly controls Blackstone Capital Company II, L.L.C. ("BCC II"), which owns certain of the Shares.

                                                        Page 5 of 10 Pages

     None of the Reporting Persons and, to the best knowledge of the Reporting Persons, none of the entities or persons identified in this Item 2 and none of the persons listed on Schedule 1 has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body resulting in subjection to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Schedule 1 provides supplemental information with respect to this Item 2.

ITEM 3   SOURCE AND AMOUNT OF FUNDS

     The Shares beneficially owned by the Reporting Persons were acquired in the merger of Collins & Aikman Holdings II Corporation into the Issuer (the "Merger"), the exchange of $194.8 million of subordinated PIK Notes of the Issuer held by the Prior Reporting Persons for 18,547,152 Shares and the purchase of 8,810,000 Shares (including 2,250,000 Shares obligated to be purchased on July 29, 1994) from the Company (the "Purchase"). For a description of those transactions, see pages 16 and 64 of the Prospectus dated July 6, 1994 (included in Registration Statement No. 33-53179). The Prior Reporting Persons acquired the 8,810,000 Shares in the Purchase at a price of $9.87 per share, the purchase price being funded under the Credit Agreement, dated as of July 13, 1994, between BCC II, the lenders named therein and The Chase Manhattan Bank (as successor to Chemical Bank) and the Credit Agreement, dated as of July 13, 1994, between WC&A, the lenders named therein and The Chase Manhattan Bank (as successor to Chemical Bank) (collectively, the "Credit Agreements").

     The Credit Agreements have been subsequently amended and restated as of May 26, 1999 and further amended after such date.

ITEM 4   PURPOSE OF TRANSACTION

Backgound

     As previously reported on the Prior Schedule 13D, BCC II, BFIP, BADP and BCP (collectively "Blackstone") and WC&A (together with Blackstone, the "Sellers") entered into a Stock Purchase Agreement with Heartland Industrial Partners, L.P. ("Heartland"), dated as of January 12, 2001 (the "Stock Purchase Agreement"), pursuant to which the Sellers sold 27,000,000 shares of Common Stock to Heartland for an aggregate price of $135,000,000, or $5 a share. This sale was consummated on February 23, 2001. As previously reported on the Prior Schedule 13D, the Prior Reporting Persons beneficially owned 26,976,696 shares of Common Stock immediately following this sale for investment purposes and no longer control the Issuer.

     Pursuant to the Share Purchase Agreement dated as of January 12, 2001 between the Issuer and Heartland, the Issuer issued 8,600,000 shares of Common Stock and 1,000,000 shares of Non-Voting Convertible Preferred Stock, par value $.01 per share (the "Convertible Preferred Shares"), convertible into 16,400,000 shares of Common Stock, to Heartland for an aggregate purchase price of $125,000,000. Upon receiving shareholder approval at a Special Meeting on March 6, 2000, Heartland elected to convert each Convertible Preferred Share for 16.51 shares of Common Stock.

                                                          Page 6 of 10 Pages

     In connection with the consummation of the transactions contemplated by the Stock Purchase Agreement, the Amended and Restated Stockholders Agreement, dated as of June 29, 1994, among BCP, WPP, the Issuer and Collins & Aikman Products Co. (the "Stockholders Agreement"), was terminated, and the Sellers, Heartland and the Issuer entered into a new Stockholders Agreement (the "New Stockholders Agreement"). Pursuant to such Agreement, the parties agreed to vote to ensure that the Board of Directors of the Issuer (the "Board") consisted of nine members before the conversion of the Convertible Preferred Shares into Common Stock and consists of thirteen members after such conversion. Heartland had the right to appoint four directors to the Board before such conversion and has the right to appoint seven afterwards, and each of Blackstone and WC&A were granted the right to appoint one director. A copy of the New Stockholders Agreement has been incorporated by reference as an exhibit to this Schedule 13D.

     In addition, pursuant to the New Stockholders Agreement, Heartland received certain rights, including drag-along rights and the right of first refusal, and the Sellers received certain rights, including tag-along rights. In connection with the consummation of the transactions contemplated by the Stock Purchase Agreement, the Issuer, the Sellers and Heartland entered into a Registration Rights Agreement, pursuant to which the Sellers and Heartland have demand and piggyback registration rights and the Sellers have an absolute right to sell in any secondary offering prior to Heartland and any third party which desires to sell its Common Stock. A copy of the Registration Rights Agreement has been incorporated by reference as an exhibit to this Schedule 13D.

     In connection with the consummation of the transactions contemplated by the Stock Purchase Agreement, the Issuer, Heartland and the Sellers entered into a Profit Participation Agreement, pursuant to which Heartland granted the Sellers and the Issuer a contingent participating interest in the cash profits realized, if any, by Heartland upon the sale of the Shares Heartland purchased, up to $.25 a share, which amount will increase (to the extent not received) by 6.8% annually (compounded quarterly). A copy of the Profit Participation Agreement has been incorporated by reference as an exhibit to this Schedule 13D.

     Also in connection with the consummation of the transactions contemplated by the Stock Purchase Agreement, the Voting Agreement, dated as of June 29, 1994, between BCP and WPP was terminated.

Transaction

     Blackstone has waived its rights pursuant to (1) Sections 3.3(a) and 3.3(c) of the New Stockholders Agreement to consent to certain transactions and (2) Sections 6.3(a) and 6.4(b)(i) of the New Stockholders Agreement to designate one individual (and replacements therefor) for election to the Board. Blackstone has also caused Mr. Neil P. Simpkins, its one director previously so designated, to resign from the Board.

     Subject only to Blackstone's compliance with the terms of the New Stockholders Agreement, the Profit Participation Agreement and the Registration Rights Agreement, BCP, BMA, BADP, BFIP and BCCII have terminated any agreement with WC&A, WPP, WMP,

                                                        Page 7 of 10 Pages

CMP, CCA, CCAD and BW to act together for the purpose of acquiring or voting the equity securities of the Issuer.

     The Reporting Persons continue to monitor and evaluate their investment in the Issuer in light of pertinent factors, including the following: (i) the Issuer's business, operations, assets, financial condition and prospects and
(ii) market, general economic and other conditions. In light of the foregoing factors and the plans and requirements of the Reporting Persons from time to time, the Reporting Persons may determine either directly or indirectly to (i) acquire additional securities of the Issuer; (ii) dispose of some or all of the securities of the Issuer which they beneficially own; or (iii) propose a merger, consolidation, joint venture or other business combination involving the Issuer or its subsidiaries or divisions, a sale or purchase of assets or securities of the Issuer or its subsidiaries or divisions, a recapitalization, reorganization or liquidation involving the Issuer or its subsidiaries or divisions or other similar actions. The Reporting Persons reserve the right, either individually or in any combination among themselves or together with one or more of the other stockholders of the Issuer, to determine in the future to take or cause to be taken one or more of the foregoing actions. Any sale or disposition of Shares by the Reporting Persons may be made by means of privately negotiated sales, registered offerings or other transactions or by seeking to cause the Issuer to effect one or more of the transactions set forth above. In addition, the Reporting Persons or their affiliates may determine to increase or decrease their interests in the Issuer through one or more transactions in the open market or to distribute some or all of their interests in the Issuer to their partners or members.

ITEM 5   INTEREST IN SECURITIES OF THE ISSUER

     The aggregate number and percentage of the outstanding Common Stock, based upon a total of 168,000,000 shares reported as outstanding by the Issuer as of December 31, 2001, of which the Reporting Persons have dispositive power over, are as follows:

     BMA may be deemed to own beneficially 12,182,071 Shares, which constitute approximately 7.3% of the outstanding Shares. BMA has sole voting power (as general partner of BCP and BADP) with respect to 12,182,071 of the Shares; has shared voting power with respect to none of the Shares, has sole dispositive power with respect 12,182,071 of the Shares (which includes the Shares owned by BFIP, which is under common control with BMA), subject to certain limitations under the New Stockholders Agreement and including the Shares owned by BFIP, and has shared dispositive power with respect to none of the Shares.

     Commencing February 25, 2002 and continuing through March 18, 2002, Blackstone has sold an aggregate of 162,000 shares of Common Stock on the New York Stock Exchange at prices ranging from $8.0044 per share to $9.2593 per share. Except as set forth above, no transactions in the Issuer's Common Stock have been effected by the Reporting Persons during the last 60 days.

ITEM 6 CONTRACTS, AGREEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     See descriptions of agreements listed in Item 4 of this Schedule 13D.

                                                           Page 8 of 10 Pages

ITEM 7   MATERIAL TO BE FILED AS EXHIBITS

     The following Exhibits 1 to 3 are incorporated herein by reference to Exhibits 9 to 11 in Amendment 2 to the Prior Schedule 13D filed by the Prior Reporting Persons on February 26, 2001.

          Exhibit 1   New Stockholders Agreement

          Exhibit 2   Registration Rights Agreement

          Exhibit 3   Profit Participation Agreement

                                                            Page 9 of 10 Pages
                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated: March 18, 2002.



                               BLACKSTONE CAPITAL PARTNERS L.P.


                              By: Blackstone Management Associates L.P., its General Partner


                                     By:  /s/ Neil P. Simpkins
                                           -------------------------------
                                            Name: Neil P. Simpkins
                                            Title: Authorized Signatory


                               BLACKSTONE MANAGEMENT ASSOCIATES L.P.


                              By: /s/ Neil P. Simpkins
                                --------------------------------
                                Name: Neil P. Simpkins
                                Title: Authorized Signatory

                                                           Page 10 of 10 Pages

                                  SCHEDULE I

A.  Blackstone Management Associates L.P.

     Each of the persons named below is a citizen of the United States of America. The principal business address of each of the Blackstone Management Associates L.P. general partners is 345 Park Avenue, New York, New York, 10154.

                       NAME
---------------------------------------------------

General Partners

Peter G. Peterson

Stephen A. Schwarzman

J. Tomilson Hill

James J. Mossman

Arthur B. Newman

Mark T. Gallogy


     Peter G. Peterson's principal occupation or employment is serving as Chairman of The Blackstone Group L.P. ("TBG"), an investment banking firm whose principal address is 345 Park Avenue, New York, New York, 10154.

     Stephen A. Schwarzman's principal occupation or employment is serving as the President and Chief Executive Officer of TBG.

     Messrs. Peterson and Schwarzman also serve as the general partners each of Blackstone Group Holdings L.P. ("BGH") and BMA and are general partners and controlling members of other Blackstone entities.

     The principal occupation or employment of each of the remaining general partners of BMA is serving as Senior Managing Director of TBG, whose principal business address is listed above. Each such general partner also serves as a general partner in each of BGH and BMA and other Blackstone entities.